UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67043

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cboe Trading, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8050 Marshall Drive, Suite 120
(No. and Street)

Lenexa	KS	66214
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sydney Goodman	913-216-0912	sgoodman@cboe.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

200 E Randolph St #5500	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

10/20/2003	PCAOB ID#185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Sydney Goodman_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Cboe Trading, Inc._____, as of _December 31_____, 2 _021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
_Treasurer and Financial and Operations Principal_____

_____
Notary Public

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☑ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Note: Based upon the "Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns" statement from Commission staff and difficulties arising from COVID-19, Cboe Trading, Inc. is making this filing without a notarization.

Cboe Trading, Inc.

Financial Statements and Supplemental Schedules

(With Report of Independent Registered Public Accounting Firm Thereon)

As of and for the year ended December 31, 2021



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Cboe Trading, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cboe Trading, Inc. (the Company) as of December 31, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §



240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2020.

Chicago, Illinois
February 18, 2022

Cboe Trading, Inc.
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	36,973,500
Deposits with clearing counterparty		1,728,650
Receivables:		
Receivables from noncustomers		165,231
Receivables from affiliates		6,267,630
Total receivables		6,432,861
Securities owned, at fair value		499,046
Deferred tax assets		453,935
Total assets	$	46,087,992

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	15,143,719
Payable to affiliates		3,669,997
Total liabilities		18,813,716
Commitments and contingencies (note 7)		
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		186,700
Retained earnings		27,087,575
Total stockholder's equity		27,274,276
Total liabilities and stockholder's equity	$	46,087,992

See accompanying notes to financial statements.

(1) Nature of Business

Cboe Trading, Inc. (the Company or Cboe) is registered with the U.S. Securities and Exchange Commission (SEC) as a securities broker-dealer. The sole function of the Company is to route orders to other market centers on behalf of Cboe BZX Exchange, Inc. (BZX), Cboe BYX Exchange, Inc. (BYX), Cboe EDGX Exchange, Inc. (EDGX), Cboe EDGA Exchange, Inc. (EDGA), Cboe C2 Exchange, Inc. (C2), and Cboe Exchange, Inc. (Cboe Options) (together, the Exchanges), which operate as national stock and option exchanges, as applicable. Cboe and the Exchanges are wholly owned by Cboe Global Markets, Inc. (the Parent). The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073. The Company routes orders to other market centers for execution in accordance with member orders and requirements.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The financial statements are presented in conformity with generally accepted accounting principles in the United States (GAAP) as established by the Financial Accounting Standards Board (FASB). References to GAAP in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

(c) Cash

The Company maintains cash at various financial institutions and brokerage firms that, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors the institutions and believes that the potential for future loss is remote.

(d) Restricted Cash

The Company maintains cash balances deposited with clearing counterparties for the settlement of trades to satisfy obligations of the Company. The Company's management regularly monitors the counterparties and believes that the potential for future loss is remote.

(e) Receivables

On a periodic basis, management evaluates the Company's receivables from noncustomers and records an allowance for expected credit losses in accordance with Accounting Standards Codification 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

Accounts receivable are presented net of allowance for credit losses on the statement of financial condition and the associated losses are presented in other expenses on the statement of income. There has been no history of any losses associated with accounts receivable. Based

upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Securities Owned

Securities owned are recorded at fair value. Realized and unrealized gains and losses are included in interest income. Securities owned as of December 31, 2021 consist of U.S. Treasury securities.

(g) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The provision for income taxes is based on income reported for financial statement purposes. Current taxes and uncertain tax positions are calculated on a pro rata basis within the income tax filing group utilizing currently enacted tax laws and rates.

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based upon the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the provision for income taxes within the statement of income.

(h) Revenue Recognition

Transaction fees represent fees charged by the Company for the satisfaction of the performance obligations of routing shares or contracts to other market centers on behalf of the Exchanges and are recognized on a trade date basis. The Company receives transaction fees from the Exchanges for providing routing services, which are billed monthly. Routing charges are recognized when incurred on a trade date basis.

(i) Interest Income

Interest income consists of interest earned on cash as well as realized and unrealized gains and losses on securities owned.

(3) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs

are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Securities owned as of December 31, 2021 consist of U.S. Treasury securities. These securities are valued on a recurring basis by obtaining feeds from a number of live data sources, including active market makers and inter-dealer brokers, and mature in less than one year from the statement of financial condition date, and are considered to be Level 1 assets.

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The SEC's requirement also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital requirements under the basic method provided for in SEC Rule 15c3-1, which, as of December 31, 2021, requires the Company to maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness items, as defined, or $100,000. At December 31, 2021, the Company had net capital of $20,382,490, which was $19,128,242 in excess of its required net capital of $1,254,248. The ratio of aggregate indebtedness to net capital was 0.9 to 1.

(5) Related Party Transactions

Transaction fees are earned on any shares or contracts that are routed to another market center on behalf of the Exchanges. As a result, all transaction fees represent transactions with affiliates.

As the sole function of the Company is to route orders to other market centers on behalf of the Exchanges, the Company incurred routing charges with the Exchanges of $4,819,524 in the normal course of business, which are recorded in routing charges on the statement of income. The Company also incurred $689,830 in technology support services fees with other subsidiaries of the Parent which are recorded in other expenses on the statement of income.

The Company has entered into an Administrative Services and Support Agreement with the Exchanges. Pursuant to this agreement, the Exchanges provide certain shared services to the Company such as accounting and payroll. Costs for services provided and other expenses, such as facilities fees, professional fees, technology support, travel, and promotional costs, are allocated to

Cboe Trading, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2021

the Company from the Exchanges in accordance with the Administrative Services and Support Agreement. The Company settles all activity with the Exchanges through the Parent monthly.

The following table presents the Company's allocation of expenses from the Exchanges for the year ended December 31, 2021:

Compensation and benefits	$	3,485,033
Other expenses		4,335,880
	$	7,820,913

(6) Income Taxes

The provision for income taxes for the year ended December 31, 2021 consists of the following:

Current tax expense:		
Federal	$	2,693,301
State		1,491,330
Total current income tax expense		4,184,631
Deferred income tax benefit:		
Federal		(115,130)
State		(6,523)
Total deferred income tax benefit		(121,653)
	$	4,062,978

The income tax provision differs from the amount of income tax determined by applying the U.S. federal statutory income tax rate to income before provision for income taxes for the year ended December 31, 2021 due to the following:

Provision for income taxes at statutory tax rate	$	2,944,302
Increase in provision for income tax resulting from:		
State income taxes, net of federal tax benefit		743,388
Unrecognized tax benefits, net of federal tax benefit		375,288
Provision for income taxes	$	4,062,978

Net deferred tax assets consist of the following components as of December 31, 2021:

Deferred tax assets:		
Unrecognized tax benefits	$	453,935
Total deferred tax assets	$	453,935

Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

A reconciliation of the unrecognized tax benefits, which are presented in accounts payable and accrued expenses in the statement of financial condition for the year ended December 31, 2021 is as follows:

Balance at December 31, 2020	$	1,464,242
Additions for current year tax positions		430,894
Additions for prior year tax positions		22,759
Reduction for prior year tax positions		(4,536)
Reductions related to expirations of statute of limitations		(56,121)
Balance at December 31, 2021	$	1,857,238

At December 31, 2021, the Company had $1,727,880 of unrecognized tax benefits, net of federal income tax benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $324,799 related to uncertain tax positions at December 31, 2021. Total interest and penalties increased by $102,022 during the year ended December 31, 2021.

The Company files consolidated federal and state income tax returns with the Parent. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis. As of December 31, 2021, the Company recorded a payable to the Parent of $3,689,613 for income tax liabilities. Such payable is included in accounts payable and accrued expenses and is settled with the Parent annually.

The Company's open tax years are 2011 through 2016 and 2018 through 2021. The Parent is under income tax examination for federal tax purposes for tax years 2011 through 2016 and in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company is included in a petition with the United States Tax Court filed on January 13, 2017 and November 29, 2018 for a redetermination of Internal Revenue Service notices of deficiency for the Parent and certain of its subsidiaries, including the Company, for tax years 2011 through 2015 related to its Section 199 deduction claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The Parent also filed a complaint on October 5, 2018 with the Court of Federal Claims for a refund of Section 199 claims related to tax years 2008 through 2010. The complaint resulted in the establishment of a single case before the Court of Federal Claims.

The first case that went to trial involved certain subsidiaries related to electronic trading for tax years 2011, 2012 and 2013. The U.S. Tax Court held the trial remotely from May 24, 2021 to June 1, 2021. Post-trial briefing in that case concluded on October 28, 2021. On July 9, 2021, the Parent sought a stay in the second U.S. Tax Court case involving certain subsidiaries related to hybrid trading for the same tax years, which was denied on August 8, 2021. As a result, two cases remain pending in U.S. Tax Court, as does the case pending before the Court of Federal Claims. Trial dates in those cases have not been established.

Although there can be no assurances, the Company continues to believe, based on its current assessment of the Section 199 claims, that the reasonably expected aggregate amount of any additional liabilities that may result from these cases, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. As of December 31,

2021, the Parent has not resolved these matters, and proceedings continue in U.S. Tax Court and the Court of Federal Claims.

(7) Commitments and Contingencies

The Company is subject to reviews and inspections by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA). Additionally, from time to time the Company is also involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews, inspections, or other legal proceedings will have a material impact on the financial statements; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

The Company provides its customers with access to other market centers when routing their orders to those market centers for execution. In connection with this service, the Company may assume ownership of a position in securities. This may occur, for example, when a market center to which the Company has routed a customer's order experiences systemic issues and is unable to determine the status of that order. When this happens, the Company may make a business decision to provide a cancellation notice to the customer, relieving the customer of any liability with respect to the order. The Company may be informed later, however, that the order was executed at the market center to which it was routed, in which case the Company would be required to take ownership of that securities position. The third party clearing brokers maintain error accounts on behalf of the Company into which such positions settle, and the Company requires the respective clearing broker to trade out of those positions as expeditiously as possible, which could result in the Company incurring trading losses.

In addition, with respect to orders the Company routes to other markets for execution on behalf of customers, the Company is exposed to counterparty credit risk in the case of failure to perform on the part of routing and clearing firms that are involved in processing equities and options transactions on the Company's behalf, as well as failure on the part of such brokers to pass back any transactional rebates. The Company uses Wedbush Securities, Inc. (Wedbush Securities) and Morgan Stanley & Co. LLC (Morgan Stanley) to clear its routed cash equities transactions. Wedbush Securities and Morgan Stanley guarantee the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. Thus, the Company is potentially exposed to counterparty credit risk on equity trades routed to another market center between the trade date and one day after the trade date in the event that Wedbush or Morgan Stanley fails to perform. In the case of a failure to perform on the part of one of its clearing firms, Wedbush Securities or Morgan Stanley, the Company provides the guarantee to the counterparty to the trade. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the financial statements for these guarantees.

Additionally, the Company uses Wedbush to clear trades routed through affiliates of Credit Suisse Securities (USA) LLC as well as for trades routed directly to other exchanges and optionally dark pools. Morgan Stanley clears trades routed through the Morgan Stanley routing brokers and also clears executions routed to most dark pools. The Company maintains counterparty credit risk exposure from routing brokers with respect to rebates earned until completion of the routing brokers next invoice cycle following the execution.

The Options Clearing Corporation (OCC) acts as a central counterparty on all transactions in listed equity options, and as such, guarantees clearance and settlement of all of the Company's routed options transactions.

With respect to U.S. listed equity and exchange traded product options, the Company is subject to counterparty credit risk exposure with respect to rebates earned from routing brokers until completion of the routing brokers' next invoice cycle has completed for an execution.

(8) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2021 through February 18, 2022, which is the date the financial statements were available to be issued. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2021.